1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC February 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – March 10, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for February 2022: On a consolidated basis, revenue for February 2022 was approximately NT$146.93 billion, a decrease of 14.7 percent from January 2022 and an increase of 37.9 percent from February 2021. Revenue for January through February 2022 totaled NT$319.11 billion, an increase of 36.8 percent compared to the same period in 2021.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)
Period	February 2022	January 2022	M-o-M Increase (Decrease) %	February 2021	Y-o-Y Increase (Decrease) %	January to February 2022	January to February 2021	Y-o-Y Increase (Decrease) %
Net Revenue	146,933	172,176	(14.7)	106,534	37.9	319,109	233,283	36.8

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Feb.	Net Revenue	146,933,238	106,533,690
	Jan. ~ Feb.	Net Revenue	319,109,348	233,282,842

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		75,526,577	24,898,720
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		542,071,638	2,336,130
	TSMC**			182,481,000
	TSMC***			127,243,159
	TSMC Japan Ltd.****		335,142	322,608

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	131,291,971
	Mark to Market Profit/Loss	(1,656)
	Unrealized Profit/Loss	489,535
Expired Contracts	Notional Amount	174,599,989
	Realized Profit/Loss	(101,488)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	35,909,236
	Mark to Market Profit/Loss	219,673
	Unrealized Profit/Loss	244,391
Expired Contracts	Notional Amount	70,220,715
	Realized Profit/Loss	244,537
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	14,842,234
	Mark to Market Profit/Loss	85,659
	Unrealized Profit/Loss	93,708
Expired Contracts	Notional Amount	37,396,800
	Realized Profit/Loss	106,877
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

‧TSMC Global
		Future
Margin Payment		(38,349)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,939,913
	Mark to Market Profit/Loss	(10,800)
	Unrealized Profit/Loss	(1,008)
Expired Contracts	Notional Amount	3,621,546
	Realized Profit/Loss	31,355
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,070,820
	Mark to Market Profit/Loss	(37,657)
	Unrealized Profit/Loss	(50,772)
Expired Contracts	Notional Amount	9,251,520
	Realized Profit/Loss	501,738
Equity price linked product (Y/N)		N